Filed by Janus Capital Group Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Janus Capital Group Inc.
Commission File No. 1-15253

Team,

It has been three weeks since we announced the merger with Henderson Global Investors and I wanted to provide you with an update on progress and to let you know what has been happening.

As previously outlined, Bruce Koepfgen is leading the team steering the integration effort, with help from Srivatsa Desikamani and Ed Mitchell from Henderson. To date, our integration planning is taking shape and we are starting to mobilize groups to work through the myriad of decisions that are required before closing. Boston Consulting Group has been chosen as our partner through this process.

While we are not yet able to outline roles in the new business beyond the Executive Committee, we expect to be able to confirm EC direct reports in the coming weeks and most roles by the end of the year. Plans for your individual business areas will of course be front of mind and I would encourage you to check with your line managers for any updates.

The leadership teams from both Henderson and Janus have also begun to travel between offices over the last few weeks to make introductions and gain insight into various business areas. On a personal level, I spent time the first week of October in London where I met with Henderson staff. I am happy to report that the team was very welcoming and positive about the news and I continue to believe that the cultures of our two firms are largely aligned.  I concluded my trip by joining Andrew Formica in Australia, meeting with employees, clients and shareholders. I couldn’t have asked for more positive feedback across the board.

Below, please read some additional insight from senior leaders on their interactions:

Bruce Koepfgen

“The more I work with the Henderson team the more confident I am in the future of our combined business. The competition better rest up!”

Enrique Chang

“Interactions with the senior leaders at Henderson throughout the due diligence process and since the announced merger have been honest, direct and very productive.  We have worked much to get us to the announced merger and I look forward to working with Graham, Phil, Andrew and others to make Janus Henderson a great investment firm.”

Jennifer McPeek

“The Finance and Strategy teams at Henderson have been working together with us for months to put the merger together, and they’ve been terrific.  There is lots of great talent, enthusiasm, and ideas about how our teams can enhance each other.”

Drew Elder

“Two themes have emerged since the announcement:  the genuine intrigue and positive feedback from most clients surrounding the announcement, and the total professionalism and commitment of our team to get the word out and convey our enthusiasm for the road ahead.  We’ve had a number of meetings with Henderson sales and marketing leaders at Janus so that we can share our respective histories and cultures, and so we can develop a plan that allows us to be one company for our clients as soon as possible.”

Paul Algreen

“Our technology teams have already held several information sharing sessions by video conference with our Henderson counterparts and the feedback of their technology and engagement has been overwhelming enthusiastic.  Both teams are excited to begin work on developing critical technology solutions for day-one Janus Henderson.”

Going Forward

The leadership team and I are committed to communicating with you openly and often as we continue to make progress. A MyJanus site is being developed to house internal announcements and resources as well as to provide a dedicated avenue for questions and answers related to the integration. Please stay tuned for more detail in the coming week.

Furthermore, I recognize that uncertainty is challenging — but the overwhelming feedback has been that this is a great deal for Janus and Henderson. As usual, your dedication is greatly appreciated and I would like to thank everyone already working hard to make this merger a success.

Thank you,

Dick

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the Transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “target,” “outlook,” “estimate,” “forecast,” “project”

and other similar words and expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, subject to numerous assumptions, known and unknown risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made and investors and security holders are cautioned not to place undue reliance on any such forward-looking statements. Janus Capital Group Inc. (“Janus Capital Group”) does not assume any duty and does not undertake to update forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, nor does Janus Capital Group intend to do so, except as otherwise required by securities and other applicable laws. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that Janus Capital Group anticipated in its forward-looking statements and future results could differ materially from historical performance.  Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Janus Capital Group’s Annual Report on Form 10-K and those disclosed in Janus Capital Group’s other periodic reports filed with the Securities and Exchange Commission (“SEC”), as well as the possibility: that expected benefits of the Transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, Janus Capital Group’s businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the Transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the Transaction; and diversion of management time on merger-related matters. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Janus Capital Group or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  For any forward-looking statements made in this communication or in any documents, Janus Capital Group claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Transaction

This communication is being made in respect of the proposed Transaction involving Janus Capital Group and Henderson Group plc (“Henderson Group”).  This material is not a solicitation of any vote or approval of Janus Capital Group’s or Henderson Group’s shareholders and is not a substitute for the proxy statement or any other documents which Janus Capital Group and Henderson Group may send to their respective shareholders in connection with the proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed Transaction, Henderson Group intends to file a registration statement containing a proxy statement of Janus Capital Group and other documents regarding the proposed Transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of Janus Capital Group and Henderson Group are urged to carefully read the entire registration statement of Henderson Group, including the proxy statement of Janus Capital Group, when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Janus Capital Group, Henderson Group and the proposed Transaction. Investors and security holders are also urged to carefully review and consider each of Janus Capital Group’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. When available, copies of the proxy statement will be mailed to the shareholders of Janus Capital Group. When available, copies of the proxy statement also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Janus Capital Group Inc. 151 Detroit Street, Denver, Colorado 80206.

Participants in the Solicitation

Janus Capital Group, Henderson Group and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction. Information about the directors and executive officers of Janus Capital Group and their ownership of Janus Capital Group common stock is set forth in Janus Capital Group’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 24, 2016.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction may be obtained by reading the proxy statement regarding the proposed Transaction when it becomes available. Once available, free copies of the proxy statement may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.